SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Astoria Financial Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

046265104
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

December 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046265104	Page 2 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,876,719 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,876,719 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,876,719 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 046265104	Page 3 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,002,753 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,002,753 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,753 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 046265104	Page 4 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,494,921 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,494,921 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,921 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 046265104	Page 5 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 381,173 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 381,173 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,173 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 6 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 95,561 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 95,561 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,561 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 046265104	Page 7 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 53,655 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 53,655 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,655 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 8 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,494,921 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,494,921 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,921 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 9 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Opportunities Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,567,925 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,567,925 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,567,925 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 10 of 21 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 400,431 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 400,431 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,431 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 11 of 21 Pages
1	NAME OF REPORTING PERSON Boulevard Direct Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 301,038 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 301,038 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,038 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 046265104	Page 12 of 21 Pages
1	NAME OF REPORTING PERSON 1994 Garden State, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 75,873 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 75,803 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,803 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 13 of 21 Pages
1	NAME OF REPORTING PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,952,592 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,952,592 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,952,592 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 046265104	Page 14 of 21 Pages
1	NAME OF REPORTING PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,952,592 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,952,592 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,952,592 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.          Security and the Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Astoria Financial Corporation, a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is One Astoria Bank Plaza, Lake Success, New York 11042.

Item 2.          Identity and Background

(a)	This Schedule 13D is being filed on behalf of:

(i)	Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”), Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company;

(ii)	Basswood Financial Fund, LP, Basswood Enhanced Long Short Fund, LP, Basswood Financial Long Only Fund, LP, Basswood Opportunity Partners, LP (“BOP”), each a Delaware limited partnership, Basswood Financial Fund, Inc., Basswood Opportunity Fund, Inc., Boulevard Direct Master, Ltd., each a Cayman Islands corporation (collectively, the “BCM Funds”);

(iii)	1994 Garden State, LP, a Delaware limited partnership (“GSLP”, and together with the BCM Funds, the “Funds”); and

(iv)	Matthew Lindenbaum and Bennett Lindenbaum.

The Funds and certain managed accounts directly own shares of Common Stock.  The Management Company is the investment manager or adviser to the BCM Funds and the managed accounts and may be deemed to have beneficial ownership over the Common Stock directly owned by the BCM Funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Common Stock held by them.  Basswood Partners is the general partner of each of Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner.  Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company.  Matthew Lindenbaum and Bennett Lindenbaum also are the general partners of GSLP and may be deemed to have beneficial ownership over the Common Stock directly owned by GSLP by virtue of their positions as general partners.  The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022.

(c)  The principal business of the Management Company is to serve as investment manager or adviser to the BCM Funds and the managed accounts, and to control the investing and trading in securities of the BCM Funds and the managed accounts.  The principal business of each of Basswood Partners and Basswood Long Short GP is to serve as the general partner to the applicable BCM Funds.  The principal business of each of the Funds is investing and trading in securities.  The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company, Basswood Partners and Basswood Long Short GP.

(d)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

The BCM Funds and the managed accounts expended an aggregate of $82,289,156.51 (including commissions, if any) to acquire 4,820,674 of the 5,876,719 shares of Common Stock reported herein as beneficially owned by them.  In addition,1,056,045 of the shares of Common Stock held by BOP were acquired by it upon conversion of shares of the common stock of Long Island Bancorp (“LIB”) previously held by it in the merger of LIB with and into the Issuer (the “LIB Merger”).  The BCM Funds and the managed accounts effect purchases and hold securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co., State Street Bank and Trust Company, and BNP Paribas Prime Brokerage, which may extend margin credit to the BCM Funds and the managed accounts as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The 75,873 shares of Common Stock held by GSLP were acquired by it upon conversion of shares of the common stock of LIB previously held by it in the LIB Merger.  Such shares are held in a margin account maintained for GSLP with BNP Paribas Prime Brokerage, which may extend margin credit to GSLP as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

Item 4.          Purpose of Transaction.

 Certain Funds and managed accounts initially acquired the shares of Common Stock reported herein (including the shares acquired in the LIB Merger) for the purpose of investment,

based on, among other things, the belief of the Management Company, Matthew Lindenbaum and Bennett Lindenbaum that the Common Stock was trading at a significant discount to its value.

Since the announcement on October 28, 2015 that the Issuer and New York Community Bancorp, Inc. (“NYCB”) had entered into a definitive agreement (the “Merger Agreement”) for the acquisition of the Issuer by NYCB in a merger transaction (the “Merger”), market conditions and the regulatory landscape have significantly changed.  Although the shareholders of both the Issuer and NYCB have approved the Merger, the Merger has not yet received regulatory approval.

Pursuant to the Merger Agreement, either the Issuer or NYCB has the right to terminate the Merger Agreement and abandon the Merger if the Merger has not been consummated by December 31, 2016 (the “Merger Termination Date”).  Commencing in November, 2016, with no sign that regulatory approval would be received by the Merger Termination Date or at all, the Management Company caused the BCM Funds and managed accounts to begin acquiring additional shares of Common Stock because the Management Company believes that the consideration payable to the Issuer’s shareholders in the Merger, and the current market price of the Common Stock, undervalue the Issuer.

On December 9, 2016, the Management Company sent a letter to the Issuer’s Board of Directors (the “Board”) urging that, as a matter of the Board’s fiduciary obligations to the Issuer’s shareholders, the Board terminate the Merger Agreement as soon as the Merger Agreement permits.  A copy of the Management Company’s letter is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

On December 20, 2016, the Issuer and NYCB announced that they had mutually agreed not to extend the Merger Termination Date and to terminate the Merger Agreement effective January 1, 2017.

The Management Company may engage in discussions with the Board, the Issuer’s management, other shareholders of the Issuer, knowledgeable industry or market observers, potential acquirors of the Issuer and other persons regarding the Issuer’s business, strategy and future plans and alternatives that the Issuer could employ to increase shareholder value.  Any such discussions may include plans or proposals relating to or resulting in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons may make further acquisitions of Common Stock from time to time or dispose of any or all of the shares of Common Stock beneficially owned by the Funds and the managed accounts at any time.  Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including the shares of Common Stock beneficially owned by them.  Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals at present that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)          As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 101,328,834 shares of Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and filed on November 9, 2016.

(b)          The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 5,876,719 shares of Common Stock held directly by the BCM Funds and the managed accounts.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 2,002,753 shares of Common Stock held directly by Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 2,494,921 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.  Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 75,873 shares of Common Stock held directly by the GSLP.

By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. If the Reporting Persons were deemed to be such a “group,” such group would collectively beneficially own 5,952,592 shares of Common Stock or 5.87%.  Except as otherwise set forth in this Schedule 13D, (i) each Fund expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by each other Reporting Person, (ii) each of Basswood Partners and Basswood Long Short GP expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by each other Reporting Person, other than the shares of Common Stock held directly by the Fund or Funds for which each, respectively, serves as general partner, and (iii) the Management Company expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by GSLP, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person is a beneficial owner of any shares as to which it disclaims voting and dispositive power.

(c)          Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past sixty (60) days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(d)          Other than the Funds and the managed accounts that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

In addition to the 75,873 shares of Common Stock reported herein as beneficially owned by it, GSLP has a short position in the Common Stock which it established in 1998 by borrowing and selling 75,873 shares of Common Stock in market transactions.  Accordingly, GSLP will be required to return 75,873 shares of Common Stock to the lender of such shares.

In addition to the 1,056,045 shares of Common Stock reported herein as acquired by BOP in the LIB Merger and the 511,880 other shares of Common Stock beneficially owned by it, BOP has a short position in the Common Stock which it established in 1998 by borrowing and selling 1,056,045 shares of Common Stock in market transactions.  Accordingly, BOP will be required to return 1,056,045 shares of Common Stock to the lender of such shares.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.          Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of December 20, 2016
2.	Exhibit 99.2 - Letter to the Board of Directors, dated as of December 9, 2016

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2016	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BASSWOOD ENHANCED LONG SHORT GP, LLC

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BASSWOOD OPPORTUNITY PARTNERS, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BASSWOOD OPPORTUNITY FUND INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	BOULEVARD DIRECT MASTER, LTD,
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 20, 2016	1994 GARDEN STATE, LP

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: General Partner

Dated: December 20, 2016	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: December 20, 2016	/s/ Bennett Lindenbaum
Bennett Lindenbaum

Schedule I

Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Capital Management - Managed Account	11/30/2016	32,618	16.40
Basswood Capital Management - Managed Account	11/30/2016	410	16.40
Basswood Capital Management - Managed Account	11/30/2016	3,062	16.40
Basswood Enhanced Long Short Fund, LP	11/30/2016	87,824	16.40
Basswood Financial Fund, Inc.	11/30/2016	3,486	16.40
Basswood Financial Fund, LP	11/30/2016	1,661	16.40
Basswood Financial Long Only Fund, LP	11/30/2016	2,836	16.40
Basswood Opportunity Fund, Inc	11/30/2016	18,103	16.40
Basswood Capital Management - Managed Account	12/1/2016	66,505	16.60
Basswood Capital Management - Managed Account	12/1/2016	989	16.60
Basswood Capital Management - Managed Account	12/1/2016	7,366	16.60
Basswood Enhanced Long Short Fund, LP	12/1/2016	211,269	16.60
Basswood Financial Fund, Inc.	12/1/2016	8,386	16.60
Basswood Financial Fund, LP	12/1/2016	3,995	16.60
Basswood Financial Long Only Fund, LP	12/1/2016	7,941	16.60
Basswood Opportunity Fund, Inc	12/1/2016	43,549	16.60
Basswood Capital Management - Managed Account	12/2/2016	24,372	16.60
Basswood Capital Management - Managed Account	12/2/2016	375	16.60
Basswood Capital Management - Managed Account	12/2/2016	2,604	16.60
Basswood Enhanced Long Short Fund, LP	12/2/2016	77,965	16.60
Basswood Financial Fund, Inc.	12/2/2016	2,437	16.60

Basswood Financial Fund, LP	12/2/2016	1,480	16.60
Basswood Financial Long Only Fund, LP	12/2/2016	2,823	16.60
Basswood Opportunity Fund, Inc	12/2/2016	15,376	16.60
Basswood Capital Management - Managed Account	12/5/2016	19,265	16.80
Basswood Capital Management - Managed Account	12/5/2016	38,766	16.84
Basswood Capital Management - Managed Account	12/5/2016	281	16.80
Basswood Capital Management - Managed Account	12/5/2016	567	16.84
Basswood Capital Management - Managed Account	12/5/2016	2,150	16.80
Basswood Capital Management - Managed Account	12/5/2016	4,326	16.84
Basswood Enhanced Long Short Fund, LP	12/5/2016	59,427	16.80
Basswood Enhanced Long Short Fund, LP	12/5/2016	119,581	16.84
Basswood Financial Fund, Inc.	12/5/2016	2,272	16.80
Basswood Financial Fund, Inc.	12/5/2016	4,574	16.84
Basswood Financial Fund, LP	12/5/2016	1,133	16.80
Basswood Financial Fund, LP	12/5/2016	2,280	16.84
Basswood Financial Long Only Fund, LP	12/5/2016	2,133	16.80
Basswood Financial Long Only Fund, LP	12/5/2016	4,294	16.84
Basswood Opportunity Fund, Inc	12/5/2016	12,243	16.80
Basswood Opportunity Fund, Inc	12/5/2016	24,636	16.84
Basswood Capital Management - Managed Account	12/6/2016	61,109	17.25
Basswood Capital Management - Managed Account	12/6/2016	847	17.25
Basswood Capital Management - Managed Account	12/6/2016	6,319	17.25
Basswood Enhanced Long Short Fund, LP	12/6/2016	179,599	17.25
Basswood Financial Fund, Inc.	12/6/2016	6,809	17.25
Basswood Financial Fund, LP	12/6/2016	3,391	17.25

Basswood Financial Long Only Fund, LP	12/6/2016	6,664	17.25
Basswood Opportunity Fund, Inc	12/6/2016	36,669	17.25
Basswood Capital Management - Managed Account	12/7/2016	25,107	17.70
Basswood Capital Management - Managed Account	12/7/2016	32,050	17.53
Basswood Capital Management - Managed Account	12/7/2016	741	17.70
Basswood Capital Management - Managed Account	12/7/2016	948	17.53
Basswood Capital Management - Managed Account	12/7/2016	5,391	17.70
Basswood Capital Management - Managed Account	12/7/2016	6,882	17.53
Basswood Enhanced Long Short Fund, LP	12/7/2016	156,845	17.70
Basswood Enhanced Long Short Fund, LP	12/7/2016	200,220	17.53
Basswood Financial Fund, Inc.	12/7/2016	5,967	17.70
Basswood Financial Fund, Inc.	12/7/2016	7,620	17.53
Basswood Financial Fund, LP	12/7/2016	2,974	17.70
Basswood Financial Fund, LP	12/7/2016	3,797	17.53
Basswood Financial Long Only Fund, LP	12/7/2016	5,773	17.70
Basswood Financial Long Only Fund, LP	12/7/2016	7,369	17.53
Basswood Opportunity Fund, Inc	12/7/2016	32,208	17.70
Basswood Opportunity Fund, Inc	12/7/2016	41,114	17.53
Basswood Capital Management - Managed Account	12/8/2016	58,345	18.19
Basswood Capital Management - Managed Account	12/8/2016	757	18.19
Basswood Capital Management - Managed Account	12/8/2016	5,383	18.19
Basswood Enhanced Long Short Fund, LP	12/8/2016	157,841	18.19
Basswood Financial Fund, Inc.	12/8/2016	6,024	18.19
Basswood Financial Fund, LP	12/8/2016	3,008	18.19
Basswood Financial Long Only Fund, LP	12/8/2016	6,029	18.19

Basswood Opportunity Fund, Inc	12/8/2016	32,909	18.19
Basswood Capital Management - Managed Account	12/9/2016	789	18.01
Basswood Capital Management - Managed Account	12/9/2016	4,724	18.01
Basswood Enhanced Long Short Fund, LP	12/9/2016	168,413	18.01
Basswood Financial Fund, Inc.	12/9/2016	6,207	18.01
Basswood Financial Fund, LP	12/9/2016	3,151	18.01
Basswood Financial Long Only Fund, LP	12/9/2016	6,492	18.01
Basswood Opportunity Fund, Inc	12/9/2016	33,732	18.01
Basswood Capital Management - Managed Account	12/12/2016	698	17.52
Basswood Capital Management - Managed Account	12/12/2016	4,655	17.52
Basswood Enhanced Long Short Fund, LP	12/12/2016	150,875	17.52
Basswood Financial Fund, Inc.	12/12/2016	5,563	17.52
Basswood Financial Fund, LP	12/12/2016	5,325	17.52
Basswood Financial Long Only Fund, LP	12/12/2016	5,522	17.52
Basswood Opportunity Fund, Inc	12/12/2016	30,493	17.52
Basswood Opportunity Partners, LP	12/12/2016	41,530	17.52
Basswood Capital Management - Managed Account	12/13/2016	831	17.56
Basswood Capital Management - Managed Account	12/13/2016	7,239	17.56
Basswood Enhanced Long Short Fund, LP	12/13/2016	175,706	17.56
Basswood Financial Fund, Inc.	12/13/2016	7,057	17.56
Basswood Financial Fund, LP	12/13/2016	28,205	17.56
Basswood Financial Long Only Fund, LP	12/13/2016	6,100	17.56
Basswood Opportunity Fund, Inc	12/13/2016	36,881	17.56
Basswood Opportunity Partners, LP	12/13/2016	44,596	17.56
Basswood Opportunity Partners, LP	12/14/2016	22,045	17.58

Basswood Opportunity Fund, Inc.	12/14/2016	17,211	17.58
Basswood Enhanced Long Short Fund, LP	12/14/2016	183,551	17.58
Basswood Financial Fund, LP	12/14/2016	27,596	17.58
Basswood Financial Fund, Inc	12/14/2016	6,976	17.58
Basswood Financial Long Only Fund, LP	12/14/2016	6,838	17.58
Basswood Capital Management - Managed Account	12/14/2016	72,979	17.58
Basswood Capital Management - Managed Account	12/14/2016	878	17.58
Basswood Capital Management - Managed Account	12/14/2016	6,338	17.58
Basswood Opportunity Partners, LP	12/15/2016	15,430	17.82
Basswood Opportunity Fund, Inc.	12/15/2016	12,277	17.82
Basswood Enhanced Long Short Fund, LP	12/15/2016	250,458	17.75
Basswood Financial Fund, LP	12/15/2016	38,680	17.75
Basswood Financial Fund, Inc.	12/15/2016	9,680	17.75
Basswood Financial Long Only Fund, LP	12/15/2016	8,990	17.75
Basswood Capital Management - Managed Account	12/15/2016	54,262	17.75
Basswood Capital Management - Managed Account	12/15/2016	1,194	17.75
Basswood Capital Management - Managed Account	12/15/2016	8,455	17.75
Basswood Capital Management - Managed Account	12/20/2016	3,447	18.18
Basswood Enhanced Long Short Fund, LP	12/20/2016	109,864	18.18
Basswood Financial Fund, LP	12/20/2016	17,304	18.18
Basswood Financial Fund, Inc	12/20/2016	4,355	18.18
Boulevard Direct Master, Ltd.	12/20/2016	104,877	18.18
Basswood Opportunity Fund Inc.	12/20/2016	4,539	18.18
Basswood Opportunity Partners LP	12/20/2016	5,075	18.18
Basswood Capital Management - Managed Account	12/20/2016	539	18.18

Basswood Capital Management - Managed Account	12/20/2016	3,445	18.30
Basswood Enhanced Long Short Fund, LP	12/20/2016	109,862	18.30
Basswood Financial Fund, LP	12/20/2016	17,304	18.30
Basswood Financial Fund, Inc	12/20/2016	4,357	18.30
Boulevard Direct Master, Ltd.	12/20/2016	104,879	18.30
Basswood Opportunity Fund Inc.	12/20/2016	4,539	18.30
Basswood Opportunity Partners LP	12/20/2016	5,075	18.30
Basswood Capital Management - Managed Account	12/20/2016	539	18.30
Basswood Capital Management - Managed Account	12/20/2016	2,998	18.24
Basswood Enhanced Long Short Fund, LP	12/20/2016	95,621	18.24
Basswood Financial Fund, LP	12/20/2016	15,060	18.24
Basswood Financial Fund, Inc	12/20/2016	3,791	18.24
Boulevard Direct Master, Ltd.	12/20/2016	91,282	18.24
Basswood Opportunity Fund Inc.	12/20/2016	3,952	18.24
Basswood Opportunity Partners LP	12/20/2016	4,418	18.24
Basswood Capital Management - Managed Account	12/20/2016	470	18.24
Basswood Financial Long Only Fund LP	12/20/2016	(26,149)	17.88